SNC Capital Management Corporation
Dba RCM Securities

FINANCIAL STATEMENTS

December 31, 2022

(Together with Report of Independent Auditors)

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33866

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SNC Capital Management Corp. DBA RCM Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 W. Adams Street, floor 10
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edmund Sweeney	312-870-1530	Compliance@rcmsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan and Juraska LP
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3-24-2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Edmund Sweeney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___SNC Capital Management Corp. dba RCM Securities_____, as of ___12/31_____, 2 _022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTOPHER LILEK
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 10, 2024

Notary Public

Signature: _Edmund Sweeney_____

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ___Independent auditor's report on internal control_____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of SNC Capital Management Corporation dba RCM Securities,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SNC Capital Management Corporation dba RCM Securities (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SNC Capital Management Corporation dba RCM Securities as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SNC Capital Management Corporation dba RCM Securities' management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SNC Capital Management Corporation dba RCM Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as SNC Capital Management Corporation dba RCM Securities' auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of SNC Capital Management Corporation. dba RCM Securities' financial statements. The supplemental information is the responsibility of SNC Capital Management Corporation dba RCM Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
March 3, 2023

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	254,804
Receivables from broker dealers		127,986
Securities owned, at fair value		29,255
Prepaid expenses		10,497
Other assets		36,031
Total assets	$	458,573

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	20,716

Stockholders' equity

Common Stock, $.10 par value, 1,000 shares issued and outstanding	100
Additional Paid-In Capital	296,790
Retained Earnings	140,967
Total equity	437,857

Total liabilities and stockholders' equity	$	458,573

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP

Statement of Operations

Year Ended December 31, 2022

Income		
Commission	$	285,787
Referral Fees		561,983
M&A Advisory Fees		33,000
Consulting Fees		183,450
Interest		63,911
Other Income		49,092
Total Income		1,177,223
Expenses		
Registered Representative Compensation		615,584
Clearing/brokerage fees		155,224
Regulatory and other fees		17,995
Professional fees		83,782
Life Insurance		128,467
Technology		30,877
Occupancy		7,800
Other expenses		5,437
Total Expenses		1,045,166
Net income before taxes		132,057
Provision for state income taxes		523
Net income	$	131,534

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2022

	Common Stock No. of Shares		Amount		Retained Earnings		APIC		Total
Balance at January 1, 2022	1,000	$	100	$	11,686		296,790	$	308,576
Additional Paid-In Capital	—		—		—		—		—
Capital Distribution					(2,253)				(2,253)
Net income					131,534				131,534
Balance at December 31, 2022	1,000	$	100	$	140,967	$	296,790	$	437,857

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP

Statement of Cash Flows

Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	131,534
Adjustments to reconcile net income to net cash		
used in operating activities:		
(Increase) decrease in operating assets:		
Receivables from broker dealers		(95,803)
Commissions receivable		6,998
Prepaid expenses		1,427
Interest receivable		11,925
Securities owned, at fair value		(29,255)
Other assets		(34,821)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(2,550)
Net cash used in operating activities		(10,545)
Cash flows from financing activities		
Capital Distribution		(2,253)
Net cash used in financing activities		(2,253)
Net decrease in cash		(12,798)
Cash at beginning of year		267,602
Cash at end of year	$	254,804
Supplemental disclosure of cash flow information:	$	753
Cash paid during the year for taxes		

1. **Organization and Business**

   SNC Capital Management Corporation dba RCM Securities (the "Company") is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of fees and commissions from trading and securities, referral fees from other broker dealers, and investment banking advisory fees, but the Company does not carry customer accounts. The Company is a member of the Financial Industry Regulatory Authority (FINRA). During 2019 the Company assumed the dba as RCM Securities. The Company is registered with the National Futures Association and the Commodity Futures Trading Commission, as a registered independent introducing broker.

2. **Summary of Significant Accounting Policies**

   <u>Basis of Presentation and Accounting</u>
   The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

   <u>Revenue Recognition</u>
   The Company earns commission revenue consistent with the terms of its contract with its clearing broker. The earned commissions are calculated, reported, and recorded monthly, as earned. Interest income is earned on an accrual basis.

   The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers.* The guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The impact of the amendment to Topic FASB ASC 606 has had no material impact on the Company's financial statements.

   <u>Commissions</u>
   Commission Income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred.

   <u>Referral Fees</u>
   Referral Fees. The Company has Referral Agreements with other broker-dealers. The Company refers potential customers to other broker-dealers and is paid a referral fee based on the net revenue the customer generates to the other broker-dealers. The net revenue is primarily based on exchange traded securities execution fees and commissions that the referred customer generates. In addition, the Company refers customers to other broker-dealers that have selling agreements for private placements of non-public offerings of an initial issuance or resale of previously issued securities. The transactions are typically limited to sophisticated and accredited investors, including financial institutions. The Company

2.   Summary of Significant Accounting Policies, continued

obtains significant documentation and earns a referral fee upon the completion of the subscription, customer payment of the funds to the other broker-dealer and meeting the terms of the private offering. The Company believes that the performance obligation is satisfied at the all of these conditions are met.

M&A Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by
the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customer prior to recognizing revenue are reflected as contract liabilities.

Consulting Fees
Equity Research services. The Company offers fundamental equity research services to institutional investors on private placements. Integral to its capital markets efforts, the Company has equity sales and trading relationships with institutional investors that invest in its core sectors of coverage including Consumer and Business services, Healthcare, Industrial and Media & Technology. In addition to these services, the Company specializes in research and consulting on valuation models for sports teams. The Company provides institutional clients monitoring and analysis of risk on future and current investments.

Consulting fees are recorded on accrual basis when the services are completed, and the performance obligation is satisfied.

Expenses
Expenses are accounted for on the accrual basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Statement of Cash Flows
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

Valuation of Investments in Securities and Derivatives at Fair Value - Definition and Hierarchy
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

___

2.   **Summary of Significant Accounting Policies, continued**

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three Levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different Levels of the fair value hierarchy. In such cases, for disclosure purposes, the Level in the fair value hierarchy within which the fair value measurement fall in its entirety is determined based on the lowest Level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.
- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

As of December 31, 2022, Company held equity securities with a fair value of $29,255 which are Level 2 investments. As of December 31, 2022, Company held no Level 1 or Level 3 assets or liabilities.

2. Summary of Significant Accounting Policies, continued

Income Taxes

For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, the Company provides no federal income taxes, as the taxable income is includible in the shareholders' individual income tax return. The Company, however, is subject to the Illinois Small Business Corporation Replacement Tax of 1.5% of taxable income, as defined. At December 31, 2022, the Company had income tax payable of $1,976, which is included in accounts payable and accrued expenses on the Statement of Financial Condition and Provisions for state income taxes of $523 which is on the Statement of Operations.

FASB ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefit, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC Topic 450, Accounting for Contingences. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized base on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. This discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, we use our incremental borrow rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payment under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payment), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments recognized on a straight-line basis over the lease term. At December 31, 2022, the Company did not have a lease.

3.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2022, the Company had net capital of $332,235, which was $327,235 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage is 6.24% at December 31, 2022.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per office including the main office. At December 31, 2022, the Company's net capital of $332,235 which exceeded the required net capital under Regulation 1.17 by $287,235. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

4.   **Commitments and Contingencies**

As of December 31, 2022, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

5.   **Off-Balance Sheet Risk and Concentration of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks. At December 31, 2022, the Company's cash exceed the FDIC limit by $4,804.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, are mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC. At December 31, 2022, a significant credit concentration consisted of 16% of the net equity of the Company with one of the Company's clearing brokers.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions.

5. Off-Balance Sheet Risk and Concentration of Credit Risk, continues

Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

As of December 31, 2022, management believes that the Company has no significant exposure to client debit risk, Cash, or Receivables from broker dealers.

6. Guarantees

FASB ASC 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligation under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2022 or during the year then ended, except as described in Note 5 above.

7. Receivables from Brokers

Amounts due from brokers as of December 31, 2022, consist of cash deposits of $44,577, commissions receivable of $3,611, interest receivable of $26,048 and consulting receivable of $53,750.

8. Stockholders Equity

During the year ended of December 31, 2022, one of the stockholders voluntary transferred its shares to the remaining stockholders.

9. Financial Instruments Credit Loses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)* ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. Management determined ASU 2016-13 did not have material impact to Company's financial statements.

10. Related-Party Transaction

A registered representative of the Company, is also an indirect stockholder of the Company and was paid $44,775 dollars which is included in the Registered Representative Compensation on the Statement of Operations.

During the year ended December 31, 2022, the Company received consulting income of $50,000 dollars from RCM Risk Advisors LLC, an affiliate through common ownership, which is included in the Consulting Fees on the Statement of Operations.

For the year ended December 31, 2022, the Company paid an affiliate, through common ownership entity approximately $7,800 for rent, office expenses, technology expense, and certain shared expenses. These fees are included in Occupancy on the Statement of Operation.

11. Life Insurance Policy

The Company purchased a life insurance policy in the name of the three stockholders of the Company. The policy is to cover, in the event of a stockholder's death the stockholder's beneficiary can be paid for the value of their shares in the Company without taking money out of the Company and therefore making it insolvent. The Company would then be able to continue to service its clients and stay in business without any monetary disruptions. At December 31, 2022, the cash value of the life insurance policies of, $35,812, is included in Other assets on the Statement of Financial Condition.

12. Subsequent Events

The Company's management has evaluated events and transactions through March 3, 2023, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE

DECEMBER 31 2022

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1

COMMISSION AND REGULATIONS 1.17 OF THE COMMODITIES EXCHANGE ACT

Total Stockholders' equity	$	437,857
DEDUCTIONS		
NON-ALLOWABLE ASSETS		
Prepaid expense		(10,497)
Other asset		(36,031)
Securuties owned, at fair value		(29,255)
Receivables from broker dealers		(29,839)
NET CAPITAL		332,235
Minimum Capital Requirement Per SEC Rule 15C 3-1		(5,000)
EXCESS NET CAPITAL		327,235
EXCESS NET CAPITAL AT 120%		326,235

COMPUTATION OF NET CAPITAL PURSUANT TO CFTC RULE 1.17	
Total Stockholders' equity	437,857
DEDUCTIONS	
NON-CURRENT ASSETS	
Prepaid expense	(10,497)
Other asset	(36,031)
Securuties owned, at fair value	(29,255)
Receivables from broker dealers	(29,839)
NET CAPITAL	332,235
Minimum Capital Requirement Per CFTC Rule 1.17	(45,000)
EXCESS NET CAPITAL	287,235

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	20,716
Ratio: Aggregate indebtedness to net capital	6.24%

There are no material differences between the above computation and the Company's
corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022 and pursuant to CFTC Rule 1.17.

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION
DBA RCM SECURITIES CORP
Schedule II
Year Ended December 31, 2022


COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c 3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.
Other firm activities are excluded under SEC Footnote 74.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.
Other firm activities are excluded under SEC Footnote 74.




RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of SNC Capital Management Corporation dba RCM Securities,

We have reviewed management's statements, included in the accompanying SNC Capital Management Corporation dba RCM Securities Exemption Report, in which (1) SNC Capital Management Corporation dba RCM Securities (the Company) claimed [an] exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)ii and (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: receiving transaction-based compensation for referring securities transactions to other broker-dealers; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, the Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph§240.15c3-3 (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
March 3, 2023



SNC Capital Management Corporation dba RCM Securities Corp Exemption Report

RCM Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)ii

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: receiving transaction-based compensation for referring securities transactions to other broker-dealers; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, the Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Edmund Sweeney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

SNC Capital Management Corporation dba RCM Securities Corp Exemption Report

By:

Title: President

Date: 3/3/2023